October 21, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: EA Series Trust
Issuer CIK: 0001592900
Issuer File Number: 333-195493/811-22961
Form Type: 8-A12B
Filing Date: October 21, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Significance Capital Enhanced Alpha ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications